PE
5-1-02

02033656

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of May 2002

CINAR Corporation
(translation of registrant's name into English)

1055, René Lévesque Blvd East, Montreal, Quebec, Canada H2L 4S5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2002

CINAR CORPORATION
(Registrant)

By: ____________________
Barrie Usher
President and Chief Executive Officer
(Signature)*

* Print the name and title of the signing officer under his signature.

EXHIBIT

Material Change Report, dated May 3, 2002, and titled :
CINAR ANNOUNCES SETTLEMENT OF CLAIMS.

MATERIAL CHANGE REPORT

Under Section 75(2) of the *Securities Act* (Ontario);
Section 81(2) of the *Securities Act* (Nova Scotia);
Section 76(2) of the *Securities Act* (Newfoundland);
Section 84(1)(B) of the *Securities Act* (Saskatchewan);
Section 118(1)(B) of the *Securities Act* (Alberta); and
Section 67(1)(B) of the *Securities Act* (British Columbia).

Item 1. **Reporting Issuer**

CINAR Corporation
1055 René-Lévesque Blvd. East
Montreal, Québec
H2L 4S5

(herein referred to as "CINAR" or the "Company")

Item 2. **Date of Material Change**

May 3, 2002.

Item 3. **Press Release**

A press release announcing the possible material change has been disseminated through Canadian Corporate News on May 3, 2002.

Item 4. **Summary of Material Change**

CINAR announced that it has entered into two separate settlement agreements with certain executive officers of its subsidiaries, ending two lawsuits filed against CINAR in 2000 by the officers and former stockholders of Carson-Dellosa Publishing Company and HighReach Learning, Inc.

Only non-management directors of the Corporation have voted on the resolution approving those settlements.

Item 5. **Full Description of Material Change**

See "Press Release" attached as Schedule "A".

Item 6. **Reliance on Provisions Applying to Confidential Filing**

Not applicable.

Item 7. **Omitted Information**

Not applicable.

Item 8. **Senior Officer**

For further information, contact: Mr. Barrie Usher, Chief Executive Officer and President, Tel.: (514) 843-7070.

Item 9. **Statement of Senior Officer**

The information contained in this material change report accurately discloses the possible material change referred to herein.

DATED at Montreal, Québec this 9th day of May, 2002.

(signed) Barrie Usher

Barrie Usher
President and Chief Executive Officer

SCHEDULE "A"

For immediate release

CINAR ANNOUNCES SETTLEMENT OF CLAIMS

Montréal (Qc) Canada and New York City (NY) USA – May 3, 2002 – CINAR Corporation announced today that it has entered into two separate settlement agreements with certain executive officers of its subsidiaries, ending two lawsuits filed against CINAR in 2000 by the officers and former stockholders of Carson-Dellosa Publishing Company and HighReach Learning, Inc. The two groups of plaintiffs had asserted various claims arising out of the acquisition by CINAR of Carson-Dellosa and HighReach, respectively, including breaches of United States federal securities laws, North Carolina securities laws, common law fraud and common law negligent misrepresentation. They had sought to obtain rescission of the transactions, damages (including punitive damages) and costs.

Accordingly, CINAR has entered into a settlement agreement with Stephen T. Carson, Patricia L. Carson and Janet B. Dellosa, who sold all of the outstanding common stock of Carson-Dellosa to CINAR in 1997 for approximately US$38,151,000 (US$22,000,000 in cash and 930,570 limited voting shares of CINAR). This settlement agreement provides that: (i) CINAR will pay the three plaintiffs an aggregate amount of US$13,250,000, of which US$7,000,000 has been paid yesterday and the balance is payable in two interest bearing instalments of US$3,125,000 payable in March 2003 and March 2004; (ii) the parties will enter into mutual releases and agree to the dismissal of the lawsuit; (iii) the three plaintiffs will surrender 673,070 shares of the share capital of CINAR directly or indirectly beneficially owned or controlled by them; and (iv) new 5-year employment agreements will be entered into by two of the plaintiffs and CINAR Education.

In addition, CINAR has entered into a settlement agreement with Phillip G. Kelley, Kathy H. Kelley, Michael G. Mayberry and Sharon H. Mayberry, who sold all of the outstanding common stock of HighReach to CINAR in 1998 for approximately US$25,000,000 (US$18,000,000 in cash and 422,000 limited voting shares of CINAR). This settlement agreement provides that: (i) CINAR will pay the four plaintiffs an aggregate amount of US$6,600,000, of which US$4,000,000 has been paid yesterday and the balance is payable in three interest bearing instalments of approximately US$867,000 payable in September 2002, March 2003 and March 2004 (subject to prepayment being required in certain circumstances); (ii) the parties will enter into mutual releases and agree to the dismissal of the lawsuit; (iii) the four plaintiffs will surrender 341,500 shares of the share capital of CINAR directly or indirectly beneficially owned or controlled by them (excluding a small number of shares acquired prior to the acquisition of HighReach); and (iv) new 5-year employment agreements will be entered into by two of the plaintiffs and CINAR Education.

***CINAR Corporation** is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. Visit CINAR's website at* www.cinar.com.

Contact:
Louise Sansregret, M.A., M.B.A.
Vice President, Investor Relations and Public Affairs
CINAR Corporation
(514) 843-7070